                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                        ------------------------------

                         INTERSTATE HOTELS CORPORATION
                               (Name of Issuer)


Common Stock, $0.01 par value per share                           46088R108
(Title of class of securities)                                    (CUSIP number)


                              Joseph C. Canizaro
                                  LL&E Tower
                              909 Poydras Street
                            New Orleans, LA  70112
                                (504) 584-5000

(Name, address and telephone number of person authorized to receive notices and communications)

                                With a copy to:

                            Anthony J. Correro, III
                            Correro Fishman Haygood
                       Phelps Walmsley & Casteix, L.L.P.
                       201 St. Charles Ave., 46/th/ Floor
                          New Orleans, LA  70170-4600
                                 (504) 586-5253

                                 March 17, 2000
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.
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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

 (Continued on following pages)

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----------------------------------------------------------- --------------------
CUSIP No. 46088R108                                                 13D

________________________________________________________________________________
     1. Name of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Corporate Capital, L.L.C.
________________________________________________________________________________
     2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (a).....................................................................
        (b).....................................................................
________________________________________________________________________________
     3. SEC Use Only............................................................
________________________________________________________________________________
     4. Source of Funds (See Instructions) WC
________________________________________________________________________________
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________
     6.   Citizenship or Place of Organization  Delaware

--------------------------------------------------------------------------------
Number of       7.   Sole Voting Power 360,000
Shares          ________________________________________________________________
Beneficially    8.   Shared Voting Power........................................
Owned by       _________________________________________________________________
Each            9.   Sole Dispositive Power 360,000
Reporting      _________________________________________________________________
Person         10.   Shared Dispositive Power...................................
With
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially owned by Each Reporting Person 360,000
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)   5.63%
--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)
          (OO) - Limited Liability Company

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

ITEM 1.   Security and Issuer

          This statement of beneficial ownership on Schedule 13D ("Schedule 13D") relates to the common stock, par value $0.01 per share ("Common Stock"), of Interstate Hotels Corporation (the "Issuer"). The address of the principal executive office of the Issuer is 680 Andersen Drive, Foster Plaza Ten, Pittsburgh, Pennsylvania 15220.

ITEM 2.   Identity and Background

          The person filing this Schedule 13D is Corporate Capital, L.L.C., a Delaware limited liability company (the "Reporting Person"). The principal business of the Reporting Person is various investments, and the Reporting Person has its principal place of business at 909 Poydras Street, New Orleans, LA 70112.

          The sole member of the Reporting Person is Joseph C. Canizaro (the "Sole Member"). The principal occupation of the Sole Member is Chairman, CEO, and President of Columbus Properties, LLC, Chairman of the Board of Firstrust Corporation and Chairman of the Board of First Bank and Trust, a subsidiary of Firstrust Corporation. His business address is 909 Poydras Street, New Orleans, LA 70112. Mr. Canizaro is a United States citizen.

          Neither the Reporting Person nor the Sole Member has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration

          The source of funds used by the Reporting Person for the purchase of Common Stock was working capital of the Reporting Person. The source of the working capital was a capital contribution made by the Sole Member from his personal funds. The aggregate amount paid for the Common Stock acquired by the Reporting Person was approximately $1,329,349, which amount does not include any brokerage commissions paid.

ITEM 4.   Purpose of Transaction

          The Common Stock was acquired by the Reporting Person for investment purposes. The Reporting Person and the Sole Member may acquire additional shares or sell any or all of the shares owned in the open market or otherwise. From time to time, the Sole Member has had informal and general discussions with management of the Issuer concerning possible business transactions or opportunities. Except as indicated in the preceding sentences and in the therein mentioned discussions, neither the Reporting Person nor the Sole Member has any current plan that relates to or would result in:

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

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Although neither the Reporting Person nor its Sole Member have the current intention to take any of the above listed actions, either or both may in the future decide to do so. It and he will make any future decisions regarding the investment in the Issuer based on a number of factors, including its and his evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, the availability to the Reporting Person and the Sole Member of funding to make such purchases and the ability to make such purchases without triggering exercisability of the rights issued pursuant to the Issuer's Shareholder Rights Plan. The Sole manager expects to continue the above mentioned discussions with the Issuer, which may or may not result in one or more of the above listed actions or other actions.

ITEM 5.   Interest in Securities of the Issuer

          (a) The Reporting Person beneficially owns 360,000 shares of Common Stock, which represents approximately 5.63% of the outstanding Common Stock, assuming that 6,394,996 shares of Common Stock were outstanding at the date of this filing, based on information set forth in the Issuer's Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2000.

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

          (b) In its capacity as the sole member of the Reporting Person, the Sole Member exercises the voting and dispositive power with respect to the Common Stock owned by the Reporting Person. The Sole Member determines how to vote the Common Stock and whether to dispose of the Common Stock.

          (c) In the 60 days prior to the filing of this Schedule 13D, the following transactions were effected by the Reporting Person in the Common
Stock:


                         No. of Shares   Price per Share
Date of Transaction        Purchased       Paid (in $)

        3/2/00               7,800             3.125
        3/2/00               9,000             3.125
        3/2/00              11,500             3.125
        3/2/00               5,000             3.125
        3/2/00               2,500            3.0625
        3/2/00               5,000           3.03125
        3/2/00              10,000             3.125
        3/3/00               1,200             3.125
        3/3/00               5,000             3.125
        3/3/00               1,000             3.125
        3/3/00               7,000             3.125
        3/7/00               6,000             3.125
        3/7/00               5,300             3.125
        3/8/00               1,100             3.125
        3/8/00              15,200             3.125
        3/9/00               2,400             3.125
        3/9/00               5,000             3.125
        3/15/00              7,500             3.125
        3/16/00              3,500            3.1875
        3/17/00              9,000            3.1875
        3/17/00              8,000            3.1875
        3/20/00              5,600            3.1875
        3/21/00              5,000            3.1875
        3/23/00                400             3.000
        4/3/00               2,000             3.187
        4/3/00               1,900             3.187
        4/3/00              10,600             3.187
        4/3/00               1,000             3.125
        4/3/00                 500             3.062
        4/4/00               2,000            3.1875
        4/6/00               1,000             3.437
        4/6/00               1,000             3.437

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All of the foregoing transactions were open market purchases by the Reporting
Person.

          (d)  None.

          (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Issuer manages 9 hotel properties of Columbus Hotel Properties, L.L.C., an affiliate of the Reporting Person and the Sole Manager, but this relationship does not relate to securities of the Issuer.

ITEM 7.   Material to be Filed as Exhibits

None.


[The remainder of this page intentionally left blank.]

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SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


 Dated: April 18, 2000

                                    CORPORATE CAPITAL, L.L.C


                                    By: /s/ Joseph C. Canizaro
                                        ----------------------
                                         Sole Member

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